UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER COMMENTS ON THE EFFECTS OF THE EARTHQUAKES IN JAPAN

São José dos Campos, April 26, 2011 – Embraer S.A. (BOVESPA: EMBR3; NYSE: ERJ) hereby informs the market that since March 11, 2011 it has been monitoring the impacts of the earthquakes in Japan on its Japanese suppliers and, so far, has not identified any significant impacts that may alter its scheduled deliveries for 2011.

The only effect observed at this point is an immaterial impact on planned deliveries for the second quarter of 2011, which we expect will be fully offset over the course of the upcoming quarters.

Accordingly, the Company reaffirms its revenue guidance for 2011, as disclosed on March 24, 2011.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer